UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                     Coastal Caribbean Oils & Minerals, Ltd.
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                                (Name of Issuer)

                          Common Stock $0.12 Par Value
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                         (Title of Class of Securities)

                                   19043-22-0
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                                 (CUSIP Number)

      Steven M. Plon, Esquire, Buchanan Ingersoll Professional Corporation Eleven Penn Center, 14th Floor, Philadelphia, PA 19103, (215) 665-3608
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 28, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)



                                                              Page 1 of 6 Pages

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 284871-10-0                                          Page 2 of 6 Pages
-------------------------                             --------------------------

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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Leon S. Gross S.S. No. ###-##-####
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      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
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3     |      SEC USE ONLY
      |
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4     |      SOURCE OF FUNDS*
      |                            PF
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5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
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6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |             United States of America
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                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        4,408,470
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |              0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        4,008,470
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |          400,000
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11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     4,408,470
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12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
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13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     11.0% of the issued and outstanding stock
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14  |    TYPE OF REPORTING PERSON*
    |
    |         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      -------------------------
                                                              Page 3 of 6 Pages
                                                      -------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5 to the Schedule 13D amends the Schedule 13D dated February 24, 1987, as amended by the First Amendment to Schedule 13D dated April 24, 1987, the Second Amendment to Schedule 13D dated September 2, 1987, the Third Amendment to Schedule 13D dated May 13, 1988, and the Fourth Amendment to
Schedule 13D dated October 7, 1996 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.

Item 3.  Source and amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     30,000 Shares of the Issuer acquired by Mr. Gross in open market purchases since October 1, 1999 were acquired at a cost (excluding commissions) of $45,000. The funds required for all of the foregoing Shares purchased by Mr. Gross were provided by Mr. Gross's personal funds.

Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 4,408,470 Shares, or 11.0% of the Common Stock outstanding. Mr. Gross has the sole power to vote all of the shares owned by him. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for rights as to disposition for a total of 400,000 Shares granted to Madison Bank under a Security Agreement. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

     (c) Listed below are the acquisitions of Shares by Mr. Gross which have occurred since September 1, 1999, all of which were made through open market purchases.

            Date           Number of Shares       Price Per Shares
            ----           ----------------       ----------------
     October 25, 1999          10,000                  $1.50
     October 28, 1999          20,000                  $1.50
                               ------
                Total          30,000

                                                      -------------------------
                                                              Page 4 of 6 Pages
                                                      -------------------------

     Mr. Gross has invested in the Shares of the Issuer primarily because of the possibility that it will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations.

Item 6. Contracts, Arrangements, Understanding or Relationship With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by replacing it with the following paragraph:

     (a) On September 28, 1999, Mr. Gross pledged 400,000 Shares owned by him to Madison Bank as security for a loan by Madison Bank to Mr. Gross pursuant to a Security Agreement between Madison Bank and Mr. Gross dated September 27, 1999.

Item 7.  Exhibits
-----------------

     Exhibit "1" - Security Agreement dated September 27, 1999 between Mr. Gross and Madison Bank.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/11/99
--------------------------------
Date

/s/ Leon S. Gross
--------------------------------
Leon S. Gross

                                    Exhibit 1

                               SECURITY AGREEMENT

                                                         DATE September 27, 1999
                                                              ------------------

--------------------------------------------------------------------------------------------
 DEBTOR      Leon S. Gross                      SECURED          Madison Bank
                                                 PARTY
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
BUSINESS
   OR
RESIDENCE    Park Plaza Condominium, 14M        ADDRESS          1767 Sentry Parkway West
 ADDRESS
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  CITY,                                          CITY,
 STATE &     Philadelphia, PA  19131             STATE &         Blue Bell, PA  19422
ZIP CODE                                        ZIP CODE
--------------------------------------------------------------------------------------------

1. Security Interest and Collateral. To secure the payment and performance of each and every debt, liability and obligation of every type and description which Debtor may now or at any time hereafter owe to Secured Party (whether such debt, liability or obligation now exists or is hereafter created or incurred, and whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several; all such debts, liabilities and obligations being herein collectively referred to as the "Obligations"), Debtor hereby grants Secured Party a security interest (herein called the "Security Interest") in the following property (herein called the "Collateral") (check applicable boxes and complete information):

     [Inapplicable sections omitted]

     (c)  ACCOUNTS AND OTHER RIGHTS TO PAYMENT:

          [X]   Assignment of certificates of marketable securities.
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together with all substitutions and replacements for and products of any of the foregoing property not constituting consumer goods and together with proceeds of any and all of the foregoing property and, in the case of all tangible Collateral, together with all accessions and, except in the case of consumer goods, together with (i) all accessories, attachments, parts, equipment and repairs now or hereafter attached or affixed to or used in connection with any such goods, and (ii) all warehouse receipts, bills of lading and other documents of title now or hereafter covering such goods.



                                Page 5 of 6 Pages

2. Representations, Warranties and Agreements. Debtor represents, warrants and agrees that:

(a) Debtor is [X] an individual, [ ] a partnership, [ ] a corporation and, if Debtor is an individual, the Debtor's residence is at the address of Debtor shown at the beginning of this Agreement.

(b) The Collateral will be used primarily for [ ] personal, family or household purposes; [ ] farming operations; [X] business purposes.

(c) [X] If any part or all of the tangible Collateral will become so related to particular real estate as to become a fixture, the real estate concerned is:
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     and the name of the record owner is:
                                          --------------------------------------

(d)  Debtor's chief executive office is located at
                                                   -----------------------------
     or, if left blank, at the address of Debtor shown at the beginning of this Agreement.



                  THIS AGREEMENT CONTAINS ADDITIONAL PROVISIONS
                      CONTAINED ON PAGE 2 OF THIS DOCUMENT

Madison Bank                                 Leon S. Gross
----------------------------------           -----------------------------------
Secured Party's Name                         Debtor's Name

                                Page 6 of 6 Pages